Exhibit 23
Consent of Independent Registered Public Accounting Firm
Plan Administrator and Participants of the Yum! Brands 401(k) Plan:
We consent to the incorporation by reference in the Registration Statements (Nos. 333-36893, 333-32048 and 333-109300) on Form S-8 of Yum! Brands, Inc. of our report dated July 1, 2013 with respect to the Statements of Net Assets Available for Benefits of the Yum! Brands 401(k) Plan as of December 31, 2012 and 2011, the related Statements of Changes in Net Assets Available for Benefits for the years then ended, and the Supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2012, which report appears in the December 31, 2012 Annual Report on Form 11-K of the Yum! Brands 401(k) Plan.

/s/ KPMG LLP
Louisville, KY
July 1, 2013